KNOWLEDGE TRANSFER SYSTEMS, INC.
                               62 Crestmont Drive
                            Oakland, California 94619
                         ------------------------------

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
                        --------------------------------

            NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
        NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                              THE COMPANY A PROXY.


         This Information Statement, which is being mailed on or about October 15, 2004 to the holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of Knowledge Transfer Systems, Inc., a Nevada corporation (the "Company"), is being furnished in connection with the designation by Steven Burke, the Company's sole officer and director, of persons (the "Director Designees") to the Board of Directors of the Company (the "Board"). Pursuant to a Board resolution, dated October 11, 2004, Mr. Burke appointed Dr. Edward Cheng, Stephen Wan and Basilio Chen H. to the Board. Such persons were elected to the Board by the existing member of the Board pursuant to the By-Laws of the Company. On such date, Mr. Burke resigned as the Company's sole officer, Dr. Cheng was duly appointed to the Board and as Chief Operating Officer of the Company, Mr. Chen was duly appointed as the Chief Executive Officer, and Mr. Wan was duly appointed as the Chief Financial Officer and Secretary of the Company. Messrs. Wan and Chen will become directors effective ten days after the mailing of this Information Statement. Mr. Burke will have resigned as a director of the Company effective ten days after the mailing of this Information Statement.

         Effective October 12, 2004,  Shmuel Shneibalg  ("Shneibalg") and Steven
W. Bingaman ("Bingaman") consummated the purchase of an aggregate of 2,293,224 shares of common stock (the "Purchased Shares") of the Company pursuant to a Stock Purchase Agreement dated as of May 21, 2004. The Purchased Shares represent approximately 90% of the outstanding shares of common stock of the Company. As a condition to the closing, Mr. Burke appointed the Director Designees.

         No action is required by the shareholders of the Company in connection with the appointment of the Director Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

         The information contained in this Information Statement concerning the Director Designees has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 62 Crestmont Drive, Oakland, California 94619.

                                     GENERAL

         On October 11, 2004, Mr. Burke appointed Dr. Edward Cheng, Stephen Wan and Basilio Chen H. to the Board. Such persons were elected to the Board by the existing member of the Board pursuant to the By-Laws of the Company. On such date, Mr. Burke resigned as the Company's sole officer, Dr. Cheng was duly appointed to the Board and as Chief Operating Officer of the Company, Mr. Chen was duly appointed as the Chief Executive Officer, and Mr. Wan was duly appointed as the Chief Financial Officer and Secretary of the Company. Messrs. Wan and Chen will become directors effective ten days after the mailing of this Information Statement. Mr. Burke will have resigned as a director of the Company effective ten days after the mailing of this Information Statement..

         As of October 11, 2004, there were 2,547,960 shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote.

       DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN THE DIRECTOR DESIGNEES

         Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officer of the Company (other than the Director Designees) as of October 11, 2004.

         Name                       Age        Positions and Offices
         ----                       ---        ---------------------

         Steven Burke               49         Chairman, Chief Executive Officer
                                               and Director

         Dr. Edward Cheng           57         Chief Executive Officer and
                                               Director


Steven K. Burke has been our President, Chairman, Chief Executive Officer and a Director since April 24, 2001. He has more than 25 years experience in marketing, operations and information technology. In his role as chairman and CEO of the Company, he has been focused on guiding the company to be a leader in the eLearning market. During his tenure, Mr. Burke has implemented a new corporate identity and company strategy. Prior to joining KTSI, Mr. Burke was a principal partner at Emerson Capital Corporation, a business brokerage and investment firm in San Francisco. In addition, he has held several senior sales and marketing management positions over the years. Mr. Burke graduated with a bachelor's degree in Business Administration and a masters in Finance from the University of Wyoming.

Dr. Edward Cheng became the Chief Operating Officer and a director of the Company October 12, 2004. Since October 2001, Dr. Cheng has served as Chief Medical Officer and Chairman of Advisory Board in HealthHighway, a healthcare information technology company providing practice management software to healthcare providers. Dr. Cheng has over 20 years of clinical experience in primary care and specialty care in both small private and large medical groups. Previously, from December 1998 to December 2000, Dr. Cheng was the senior consultant, advisory board member and Vice President of Investor Relations, and S.E. Asia operations in SecuGen, an award-winning biometrics company. In 1999, Dr. Cheng presented the world's first finger-print biometric mouse in Las Vegas and won the "Best of Comdex" finalist award for SecuGen. Dr. Cheng received his BS in Electrical Engineering and Medical Doctor degrees from Case Western Reserve University. He finished his post-graduate training at Stanford Medical Center. He is currently certified by the American Board of Family Practice.


                             THE DIRECTOR DESIGNEES

         The name and certain other information about the Director Designees, who will become directors of the Company ten days after the mailing of this Information Statement, is set forth below.

         Mr. Basilio Chen H., age 51, became the Chief Executive Officer of the Company on October 12, 2004 and will become a director ten days after the mailing of this Information Statement. Mr. Chen is the President of Asian Business Association and serves on the board of many community non-profit organizations. Mr. Chen has been involved professionally for over 25 years as a high tech product developer and technopreneur in the telecommunication and computer industry, and over 15 years in general management and finance. He has started, actively managed and operated close to a dozen companies. He is an Eta Kappa Nu and Tau Beta Pi honors graduate with an electrical and electronics engineering degree (cum laude) from California State Polytechnic University. In 1975, he attended the Florida State University Master of Business Administration program and subsequently as a post-graduate at the University of British Columbia focusing his research in Dynamic Signature Pattern Recognition and Shannon's Information Theory. Mr. Chen is a registered professional engineer in the Republic of Panama. As a lecturer and seminar presenter, he has given over 200 seminars worldwide in topics ranging from technology, business and health including "The Future of Technology: USA & the World" presented in Kuala Lumpur and sponsored by the Malaysian Technology Development Corporation (a venture capital arm of Malaysia).


         Mr. Stephen Wan, age 44, became the Chief Financial Officer and Secretary of the Company on October 12, 2004 and will become a director ten days after the mailing of this Information Statement. Since February 1996, Mr. Wan has been the principal and sole shareholder of Stephen Wan Accountancy Corporation. Stephen Wan Accountancy Corporation has maintained offices in Santa Clara and San Francisco since January 1997. Mr. Wan has been a member of CAL CPA and AICPA since 1992. In addition to the traditional accounting and tax services, Mr. Wan utilizes his corporate experience in consulting clients with their finance, merger and acquisition activities with U.S. public and private companies from the Pacific Rim. Mr. Wan also provides pro bono accounting and tax services to community organizations in the San Francisco bay area. Mr. Wan graduated from the University of Illinois at Urbana Champaign, School of Commerce, majoring in Accountancy.

         All statements contained in this Information Statement with respect to the directors of the Company shall include the Director Designees unless indicated otherwise.

         The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal.

         To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

         There are no family relationships among our directors or officers.

Prior to the appointment of Dr. Cheng and the Director Designees, none of Dr. Cheng or any of the Director Designees was a director of, or held any position with the Company. Each of the Director Designees has consented to serve as a director of the Company and that, to the best of its knowledge, none of the Director Designees (i) has a family relationship with any of the directors, executive officers or control persons of the Company; (ii) beneficially owns any equity securities, or rights to acquire any equity securities of the Company;
(iii) has been involved in any transactions with the Company, or has had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or (iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Dr. Cheng and the Director Designees have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

         Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. The Company believes that during the previous fiscal year, Mr. Steven Burke, the sole officer and director during such time, did not timely comply with such requirements.


                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         During the last fiscal year, the Board took one action.

         The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only one director (who is also the sole officer) and, until the effective date of this Information Statement and the election of the new Board members, such sole Director has performing the functions of such committees.

         The Company does not currently have a process for security holders to send communications to the Board.

                             EXECUTIVE COMPENSATION

         The following table presents certain specific information regarding the compensation of Mr. Burke, the sole officer of the Company, during the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                             Annual Compensation         Long-Term Compensation
                             -------------------        ------------------------
                                                        Securities
                                                        Underlying
                                                        Stock
                             Fiscal    Salary    Bonus  Options     All other
Name and Principal Position  Year      ($)       ($)    (#)         Compensation
---------------------------  ------    ------    -----  ----------  ------------

Steven Burke,                2004      -0-       -0-     -0-         -0-
President, CRO & Director    2003      -0-       -0-     -0-         -0-
                             2002      -0-       -0-     -0-         -0-
                             2001      $42,000   -0-     -0-         -0-


         The Company does not have any employment or any similar agreements with its officers.

         There have been no stock options issued to any officers or directors. The Company has no outstanding options, warrants or any other derivative securities.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table lists, as of October 12, 2004, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

         The percentages below are calculated based on 2,547,960 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock.


       Officers, Directors,
          5% Shareholder                 No. of Shares    Beneficial Ownership %
         -----------------               -------------    ----------------------

Steven Burke                                24,000 (1)           0.94%
62 Crestmont Drive
Oakland, CA 94619

Shmuel Shneibalg                         2,293,224 (2)           90.0%
5509 11th Avenue
Brooklyn, NY 11219

Steven W. Bingaman                       2,293,224 (2)           90.0%
551 Fifth Avenue
New York, NY 10176

Dr. Edward Cheng                                 0                  0%
6691 Leyland Pk. Dr.
San Jose, CA 95120

Basilio Chen H.                                  0                  0%
P.O. Box 280184
San Francisco, CA 94128

Stephen Wan                                      0                  0%
2005 De La Cruz Blvd., Ste. 155
Santa Clara, CA 95050

All directors and executive                      0                  0%
officers as a group (3 persons)


---------------------
     (1) On April 24, 2001, Mr. Steve Burke purchased 24,000 shares of Common Stock of the Company at a price of $.05 per share utilizing a loan, in the principal amount of $600,000, made pursuant to a Promissory Note dated April 25, 2001. According to the terms and conditions of the Promissory Note, Mr. Burke agreed to pay the Company a principal sum of six hundred thousand dollars ($600,000) together with interest on the unpaid balance thereof at a rate of six percent (6%) per annum with the principal of the note due in full by December 31, 2004. No interest is accrued on the note until it is paid. The notes are collateralized by the shares of Common Stock and if and when Mr. Burke sells any or all of these shares, a portion of those proceeds must be used to pay the note. The note provides that at no event will payment of the note be less than 10% of the principal balance and the maker of the note is at recourse for this minimum.
     (2) Effective October 12, 2004, Shmuel Shneibalg and Steven W. Bingaman consummated the purchase of an aggregate of 2,293,224 shares of common stock of the Company pursuant to a Stock Purchase Agreement dated as of May 21, 2004. The shares are being held in escrow pursuant to an escrow agreement between Shneibalg and Bingaman and a private company and its principal. When said company is spun out from the Company or when the principal receives $200,000 less expenses, the shares shall be released from escrow.

                                CHANGE IN CONTROL

Effective October 12, 2004, Shmuel Shneibalg ("Shneibalg") and Steven W. Bingaman ("Bingaman") consummated the purchase of an aggregate of 2,293,224 shares of common stock (the "Purchased Shares") of the Company pursuant to a Stock Purchase Agreement dated as of May 21, 2004 (the "Stock Purchase Agreement"). The Purchased Shares represent approximately 90% of the outstanding shares of common stock of the Registrant. In consideration for the Purchased Shares, Messrs. Shneibalg and Bingaman paid the debts of the Company. A copy of the Stock Purchase Agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004.

As a condition to the closing, the Company's current Board of Directors, consisting solely of Mr. Burke, appointed Dr. Edward Cheng to the Board. Said appointment became effective as of the closing. In addition, the Board appointed new officers as described herein and the Director Designees.

The Purchased Shares are being held in escrow pursuant to an escrow agreement between Shneibalg and Bingaman and a private company and its principal. When said company is spun out from the Registrant or when the principal receives $200,000 less expenses, the Purchased Shares shall be released from escrow. A copy of the escrow agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2004.

The purchase of the Purchased Shares resulted in a "change of ownership" of the Company for purposes of the U.S. Internal Revenue Code and applicable regulations of the Internal Revenue Service, and will materially impair further use of the Company's existing tax net operating loss.

There is currently no agreement or arrangement among Burke, , Messrs. Shneibalg and Bingaman and the new officers and directors of the Company with respect to the election of directors or other matters.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     As of December 31, 2003, notes payable to related parties amounted to $302,967. These notes are part of discontinued operations as of December 31, 2003.

     On April 24, 2001, Mr. Steve Burke, purchased 24,000 shares of Common Stock of the Company at a price of $.05 per share utilizing a loan, in the principal amount of $600,000, made pursuant to a Promissory Note dated April 25, 2001. According to the terms and conditions of the Promissory Note, Mr. Burke agreed to pay the Company the principal sum of six hundred thousand dollars ($600,000) together with interest on the unpaid balance thereof at a rate of six percent (6%) per annum with the principal of the note due in full by December 31, 2004. No interest is accrued on the note until it is paid. The notes are collateralized by the shares of Common Stock and if and when Mr. Burke sells any or all of these shares, a portion of those proceeds must be used to pay the note. The note provides that at no event will payment of the note be less than 10% of the principal balance and the maker of the note is at recourse for this minimum.

     Other than as set forth above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

     -    any of our directors or officers, including the Director Designees;
     -    any person proposed as a nominee for election as a director;
     - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
     - any relative or spouse of any of the foregoing persons who has the same house as such person.